DLA Piper US LLP 1251 Avenue of the Americas, 29th Floor New York, New York 10020-1104 www.dlapiper.com
June 20, 2007
Ms. Peggy Fisher
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	AuthenTec, Inc.
Amendment No. 3 to Registration Statement
on Form S-1 Filed June 7, 2007
File No. 333-141348
Dear Ms. Fisher:
     On behalf of AuthenTec, Inc. (the “Company”), we hereby submit to you Amendment No. 4 to the Company’s above-referenced Registration Statement on Form S-1 reflecting changes made in response to the Staff’s comment letter dated June 15, 2007.
     All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the June 15, 2007 comment letter, followed by the Company’s responses to the Staff’s comments.
     1. We note your filing on June 8, 2007. Please note that Rule 424(a) was amended in Securities Act Release No. 6714 to eliminate the filing of revised preliminary prospectuses in any manner other than pursuant to a pre-effective amendment to the registration statement. See Manual of Publicly Available Telephone Interpretations B.80.
     Response: The Company notes the Staff’s comment.
Employment Arrangements with Named Executive Officers, page 64
Principal and Selling Stockholders, page 69
     2. Please identify the individuals with beneficial ownership of the shares held by the entities listed in the selling stockholder table.
          Response: The Company has revised the disclosure in accordance with the Staff’s comment.

Securities and Exchange Commission
June 20, 2007
Page Two
     3. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. A selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus: the selling stockholder purchased the shares being registered for resale in the ordinary course of business, and at the time of the purchase, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Please revise as appropriate.
     Response: The Company has revised the disclosure relating to BOCF, LLC in accordance with the Staff’s comment. The Company notes that none of the other selling stockholders are broker-dealers or affiliates of broker-dealers.
Exhibit 5.1
     4. We note your opinion of counsel is limited to the review of “charter documents and records of corporate proceedings.” Counsel should clarify in the opinion that it has reviewed all documents necessary to issue this opinion.
     Response: Counsel has revised the opinion in accordance with the Staff’s comment.
     5. We note you have limited your opinion of counsel to securities “if, as and when issued by AuthenTec in accordance with the related prospectus...” Counsel should revise the opinion to clarify that the opinion also covers the legality of the securities being offered and sold by the selling stockholders in this offering.
     Response: Counsel has revised the opinion in accordance with the Staff’s comment.
     If you have any additional comments or questions, please feel free to contact the undersigned at (212) 335-4831, Nancy A. Spangler at (703) 773-4021 or Tony Saur at (212) 335-4688.
Very truly yours,
/s/ John E. Depke
John E. Depke